June 20, 2025

Mindy Rotter

Division of Investment Management – Disclosure Review and Accounting Office

Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004

Re: Capital Group Fixed Income ETF Trust

File Nos. 333-259025 and 811-23738

Dear Ms. Rotter:

On behalf of Capital Research and Management Company (“CRMC”), investment adviser to the Capital Group Fixed Income ETF Trust (“Registrant”), this letter responds to comments provided by the Staff of the Division of Investment Management of the Securities and Exchange Commission to Clara Kang and Marusya Rechetnikova by telephone on May 22, 2025 regarding the N-CSR filing and annual report of the Capital Group Fixed Income ETF Trust dated as of December 31, 2024.

For your convenience, the substance of the Staff’s comments has been restated in italics below. CRMC’s response to each comment is set out immediately under the restated comment.

1.	The response to Item 2. Code of Ethics in Form N-CSR refers the reader to the Registrant’s website. Please explain where the document is located on the website, provide the hyperlink and confirm the hyperlink will be included in the response to Item 2 going forward if the Code of Ethics is not provided with Form N-CSR.

Response: The Code of Ethics can be found in the Policies & Disclosures page of the Registrant’s website and is accessible via the following URL: www.capitalgroup.com/individual/pdf/shareholder/cg_code_of_ethics.pdf. In future responses to Item 2 of Form N-CSR, we will include the hyperlink to the Code of Ethics.

2.	The response to Item 11. Statement Regarding Basis for Approval of Investment Advisory Contract in Form N-CSR is “Not applicable”. Please explain why this item is not applicable. In addition, going forward, please confirm that if the response is not applicable, an explanation will be provided.

Response: Considering the timing of the board’s approval of the Investment Advisory and Services Agreement on June 6, 2024, the “Basis for Approval of the Investment Advisory Contract” was included in Item 11 of Form N-CSR for the fiscal half-year period ended June 30, 2024 and, as a result, such disclosure was not required in the report covering the fiscal half-year period ended December 31, 2024. Beginning with the reporting period ending March 31, 2025, the response to Item 11 had been revised to state “Not applicable for the current reporting period” to explain when the disclosure is not applicable in the fiscal half-year being reported.

Going forward, we will further clarify to state “Not applicable for the current reporting period due to the timing of the board’s approval of this agreement.”

3.	Form N-CEN indicates that some of the funds have access to a line of credit. Please explain why there is no disclosure in the notes to the financial statements regarding access to the line of credit.

Response: Certain funds advised by Capital Research and Management Company, including the Capital Group Fixed Income ETF Trust, have access to an uncommitted line of credit for short-term financing needs. The uncommitted line of credit does not impose any cost or obligation to the funds and is not guaranteed by the lending institution, which retains the right to revoke the uncommitted line of credit at any time.

In accordance with section 5.02.19(b), Balance Sheet: Accounts and Notes Payable, of Regulation S-X, “The amount and terms (including commitment fees and the conditions under which lines may be withdrawn) of unused lines of credit for short-term financing shall be disclosed, if significant, in the notes to the financial statements.”  Considering the nature and terms of the uncommitted line of credit, including its lack of significance to the fund, the absence of any commitment fees/cost, and no guarantees regarding accessibility to the facility, we have not included disclosure in the notes to the financial statements regarding the uncommitted line of credit.

However, funds that participate in a committed line of credit facility do include disclosure in the notes to the financial statements regarding the committed line of credit and associated fees.

4.	Form N-CSR filed on March 7, 2025 refers to a semi-annual period covered by the report for the disclosure related to Form N-CSR Item 16(b). Please utilize the language provided in Form N-CSR Item 16(b), which refers to a period covered by the report not isolated to a particular semi-annual period and confirm that there have been no such changes in the Registrant’s internal controls over financial reporting that occurred during the period.

Response: We acknowledge your comment and will amend the N-CSR filing to make this change, as reflected below. We expect to file the amended N-CSR on or around July 8, 2025. We also confirm that there have been no such changes to the Registrant’s internal controls over financial reporting that occurred during the period covered by the aforementioned report.

“There were no changes in the Registrant’s internal controls over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940) that occurred during the ~~Registrant’s semi-annual~~ period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.”

5.	Form N-CSR Item 16(a) Controls and Procedures does not disclose the conclusion as of a date within 90 days of the filing date of the report. Please file an amended Form N-CSR to correct Item 16(a) disclosures.

Response: We acknowledge your comment and will amend the N-CSR filing to disclose under Item 16(a) the conclusion as of a date within 90 days of the filing date of the report, as follows:

“The Registrant’s Principal Executive Officer and Principal Financial Officer have concluded, based on their evaluation of the Registrant’s disclosure controls and procedures (as such term is defined in Rule 30a-3 under the Investment Company Act of 1940) as of a date within 90 days of the filing date of this report, that such controls and procedures are adequate and reasonably designed to achieve the purposes described in paragraph (c) of such rule.”

6.	The funds’ expense structure appears to be arranged in a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the fund. Please describe whether the adviser is current with all payments to the Registrant’s service providers. Additionally, describe whether the agreements filed with the commission contain provisions whereby the Registrant is contractually obligated to pay such services providers.

Response: We confirm that Capital Research and Management Company, as investment adviser to the Registrant, is current in all payments to the Registrant’s service providers. Pursuant to the following provision in the Registrant’s Investment Advisory and Service Agreement, Capital Research and Management Company, as the investment adviser, pays for all operating expenses of the Registrant, including fees payable to service providers, subject to certain exceptions as noted below:

“The Investment Adviser shall pay all ordinary operating expenses of the Funds other than (i) any interest expenses and other charges in connection with borrowing money, including line of credit and other loan commitment fees; (ii) taxes of any kind or nature (including, but not limited to, income, excise, transfer and withholding taxes); (iii) all brokerage expenses and commissions (including dealer markups and spreads) and all other fees, charges or expenses incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (iv) acquired fund fees and expenses; (v) expenses incident to meetings of the Funds’ shareholders and the associated preparation, filing and mailing of associated notices and proxy statements; (vi) legal fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith; (vii) any services and distribution expenses pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act; (viii) any fees and expenses related to the provision of securities lending services, including any securities lending agent fees; (ix) other non-routine or extraordinary expenses; and (x) the compensation for management services payable to the Investment Adviser hereunder.”

7.	Please explain how the Registrant complied with Regulation S-X 12-12 footnote 2 regarding the categorization requirements in the schedule of investments by type of investment and the related industry, country or geographic location. For example, asset backed securities held in Capital Group Short Duration Income ETF and Capital Group Ultra Short Income ETF represented approximately 26% and 21% of each fund’s total net assets, respectively, with no further breakdown.

Response: As discussed below, Registrant believes it complied with Regulation S-X 12-12 footnote 2 regarding the categorization requirements in the schedule of investments. As a general matter, Registrant believes it is reasonable not to assign asset-backed securities to a particular industry, country or geographical location.

Asset-backed securities are created when the originators of loans, leases or receivables, such as commercial banks, savings and loan institutions and other entities, sell a large number of those assets to separate legal entities often referred to as special purpose vehicles or SPVs. In turn, these SPVs issue pass-through securities for which the payment of principal and interest is ultimately supported by principal and interest payments on the underlying assets. In this scenario, the holders of the asset-backed securities typically do not have recourse against the originators of the loans, leases or receivables.

Given the structure of these transactions, the Registrant’s view to date has been that it is not necessarily appropriate to categorize asset-backed securities based on a specific industry, country or geographic location. As noted above, investment in asset-backed securities generally does not create material economic or risk exposure to the originating banks or other entities. The only assets held by these SPVs are the pools of loans or mortgages collateralizing the asset-backed securities. Furthermore, the economic characteristics of these securities could be sufficiently broad, with materially different risk profiles and underlying assets, such that it could be challenging to classify them as belonging to any industry, country or geographic location.

That being said, based on further review, Registrant will, going forward, seek to categorize asset-backed securities by industry where feasible in response to this comment.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736 or at clara.kang@capgroup.com.

Sincerely,

/s/ Clara Kang	/s/ Marusya Rechetnikova

Clara Kang	Marusya Rechetnikova
Counsel	Counsel